Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Abu Dhabi’s Waha Capital Agrees to Acquire Fifty Percent Stake in US$2.4 Billion AerVenture from AerCap

Amsterdam, The Netherlands; June 21, 2009 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) announced that Abu Dhabi-based investment holding company Waha Capital PJSC (ADX: WAHA) has agreed to acquire a fifty percent stake in AerVenture Limited. The remaining fifty percent will be held by AerVenture’s current parent company AerCap. The parties have committed to a combined total equity investment in AerVenture of US$270 million.

The joint venture agreement was signed in Abu Dhabi, United Arab Emirates today by Salem Rashid Al Noaimi, CEO of Waha Capital and Klaus Heinemann, CEO of AerCap. Completion of the transaction is scheduled before the end of June 2009.

AerVenture, established in 2006 with a focus on new Airbus A320 family aircraft, has a US$ 2.4 billion asset base that includes 22 A320s plus firm orders for a further 32. AerVenture had become a wholly-owned subsidiary of AerCap earlier this month following the termination of its joint venture with two Kuwaiti co-investors, LoadAir and Al Fawares.

Salem Rashid Al Noaimi, CEO of Waha Capital said: “The AerVenture joint venture is an example of the promising opportunities on offer in the current economic environment, opportunities that Abu Dhabi is leveraging to fulfill its diversification goals.”

“We are extremely confident in this equity investment in AerVenture,” Al Noaimi said. “Particularly in a sector as challenging as aviation, choosing a partner with the right credentials, expertise and commitment to long-term growth is critical. We believe AerCap is such a partner, and are convinced our investments in AerVenture will significantly benefit stakeholders in both companies.”

Klaus Heinemann, CEO of AerCap, said: “We were extremely pleased to enter into this partnership with an industry-experienced co-investor which shares our vision of profitable growth and focus on serving the needs of the world’s leading airlines. AerCap’s positive history with Waha Leasing, a subsidiary of Waha Capital, was critical to the successful conclusion of the deal.” In December 2008, Waha Leasing purchased an Airbus 330-200 and an A320-200 from AerCap.

“With Waha as a joint venture partner, AerVenture’s position is even stronger than in the past,” Heinemann said. “AerCap also expects and looks forward to benefiting significantly from Abu Dhabi’s recent and growing commitment to the global aerospace sector.”

AerCap and Waha Capital have also agreed a number of separate aircraft transactions, including the purchase by AerVenture of an Airbus A320 from Waha, and the purchase by AerCap’s subsidiary AeroTurbine of four vintage A320 family aircraft.

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. AerCap’s portfolio consists of 295 aircraft and 78 engines that are either owned, on order, under contract or letter of intent, or managed. The company also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

About Waha Capital

Waha Capital is a leading Abu Dhabi-based and Abu Dhabi Securities Exchange (ADX)-listed, diversified, investments holding company. Waha Capital’s strategy is to drive multi-sector business growth and diversification through acquisitions, joint ventures and creation of new business. Its current business portfolio includes big-ticket leasing, financial services, maritime and property development. Waha Capital’s main institutional shareholders are Mubadala Development Company and Abu Dhabi Investment Company.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

AerCap

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com

Waha Capital

Wael Kanakri Communications Director Waha Capital PJSC Tel: +9712 6677343 Dir: +9712 6677378 Fax:+9712 6677383 Mobile:+971 (50) 901 1003 E-mail: wael.kanakri@wahacapital.ae	Brian Carvalho Asda’a Burson-Marsteller Tel: +9712 633 4133 Fax: +9712 633 4137 E-mail: a.thuwaini@asdaa.com